July 2, 2007

Via U.S. Mail and Facsimile 215.864.9267

Mary J. Mullany, Esq.
Morris Cheston, Jr., Esq.
Ballard Spahr Andrews and Ingersoll, L.L.P.
1735 Market Street, 51st Floor
Philadelphia, PA 19103

**RE: Digene Corporation
Schedule 14D-9, SEC File No. 5-46641
Filed June 15, 2007**

Ladies and Gentlemen:

We have limited our review of your filing to compliance with the item requirements and other disclosure issues with respect to the Schedule 14D-9. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule 14D-9</u>

<u>Item 4. The Solicitation or Recommendation</u>

1. The disclosure in this section refers to a variety of factors considered by the Board and its advisors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to expressly state reasons that in fact support of the Board's decision to recommend that the security holders accept the offer.

2. Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. Digene must, at a minimum, amend their unqualified identification of the information considered to describe the import or the utility of the reasons offered in support of their recommendation to accept the offer.

<u>Closing Comments</u>

Please file an amended Schedule 14D-9 in response to these comments. Mark the amendment so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. Please furnish a cover letter electronically on EDGAR together with any amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me in the Office of Mergers and Acquisitions at 202.551.3266 with any questions.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions